Exhibit 99.1

Aurinia Pharmaceuticals to Host Lupus Opinion Leader Meeting and Webcast on October 23 in New York City

Victoria, British Columbia – October 21, 2014 – Aurinia Pharmaceuticals Inc. (Nasdaq: AUPH, Toronto Stock Exchange: AUP) today announced that it will host a Lupus Key Opinion Leader breakfast on Thursday, October 23, 2014 from 8am-9:30am Eastern Time in New York City.

The meeting will feature Mary Anne Dooley, M.D. MPH, an internationally renowned expert and a pioneering leader in many national and international lupus initiatives, including the Systemic Lupus International Collaborating Clinics (SLICC) and the Lupus Clinical Trials Consortium. During her 23 years serving in the UNC Health Care System, she has held roles such as Acting Chief of the Division of Rheumatology and Immunology, Director for the UNC Rheumatology Clinic, and Clinical Director of the UNC Thurston Arthritis Research Center. Her patient care and clinical research have focused on lupus (including lupus nephritis), vasculitis, and other autoimmune conditions. Recently, her 2011 paper in the New England Journal of Medicine, part of one of the largest and most important lupus nephritis studies ever conducted, detailed the superiority of mycophenolate mofetil over azathioprine in maintaining remission in lupus nephritis.

Stephen Zaruby, Aurinia’s President and Chief Executive Officer, will also provide a brief overview of the company while Dr. Neil Solomons, Aurinia’s Chief Medical Officer will discuss details of the company’s ongoing phase 2b lupus nephritis study.

A live webcast of the event will be available at http://lifesci.rampard.com/20141023/. A live webcast of the event will also be available in the Investors section of the Company’s website at http://www.auriniapharma.com/dnn/default.aspx. The event is intended for institutional investors and sell-side analysts only. Please contact Veronica Molina at 212-915-2567 or via e-mail at vmolina@lifesciadvisors.com.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (“LN”). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,600 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

Aurinia also has development and commercialization partners in Canada, Israel, South Africa and Greater China. Visit www.auriniapharma.com, www.sedar.com and www.sec.gov for more information.

Company Contact:

Stephen Zaruby

President & Chief Executive Officer

250-708-4293

szaruby@auriniapharma.com

or

Michael R. Martin

Chief Operating Officer

250-708-4272

mmartin@auriniapharma.com